[Letterhead of Wachtell, Lipton, Rosen & Katz]

October 24, 2005

DIRECT DIAL: (212) 403-1327

DIRECT FAX: (212) 403-2327

E-MAIL: DCKARP@WLRK.COM

VIA EDGAR AND HAND DELIVERY

Todd K. Schiffman, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Heather Seidel, Esq.

Senior Special Counsel

Division of Market Regulation

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Re:	NYSE Group, Inc. Registration Statement on Form S-4, Amendment No.1 Filed on September 14, 2005 File Number 333-12678

Dear Mr. Schiffman and Ms. Seidel:

On behalf of NYSE Group, Inc. (“NYSE Group”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance and the Staff of the Division of Market Regulation of the Securities and Exchange Commission (the “SEC”) that appeared in Mr. Schiffman’s letter, dated September 27, 2005, and Ms. Seidel’s letter, dated October 6, 2005,

Todd K. Schiffman, Esq.

October 24, 2005

with respect to the filing referenced above. We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, the New York Stock Exchange, Inc. (the “NYSE”) and Archipelago Holdings, Inc. (“Archipelago”) regarding the Staff’s comments relating to the NYSE and Archipelago, respectively. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

With this letter, NYSE Group is filing Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-4 (the “Registration Statement”). We are providing supplementally to each of you six copies of a version of Amendment No. 2 that has been marked by the financial printers to show the changes since the filing of Amendment No. 1 to the Registration Statement on September 14, 2005. All page references in the responses set forth below are to the pages of Amendment No. 2 that has been marked by the financial printers. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

COMMENTS OF THE DIVISION OF CORPORATION FINANCE

General

1.	The Division of Market Regulation may have additional comments that will be forthcoming.

Response: We received the comments of the Staff of the Division of Market Regulation on October 6, 2005, and our responses to these comments are set forth below under “Comments of the Division of Market Regulation.”

The NYSE and Archipelago are parties to pending lawsuits..., page 27

2.	We note recent press reports indicating that Mr. Thain allegedly told NYSE members that money used to fund payments for lawsuits seeking to block the planned acquisition of Archipelago could drain the funding of payments that are to be made as part of the transaction. Please include disclosure to that effect in this risk factor and in later discussions of the lawsuits.

Response: In response to the Staff’s comment, disclosure has been added on pages 28 and 124.

Todd K. Schiffman, Esq.

October 24, 2005

Certain Relationships and Related-Party Transactions, page 104

3.	Refer to prior comment number 38 and please revise to disclose the financial statement effects of all related party transactions disclosed on pages 104-105 on the face of your consolidated statements of financial condition, income, and cash flows. If not material, please advise.

Response: The Staff is supplementally advised that the NYSE does not believe that Goldman Sachs, Greenhill or Lazard meet the definition of related parties as defined in paragraph 1 of FAS 57, “Related-Party Transactions.”

In addition, the NYSE has reviewed the financial relationships with Goldman Sachs, Greenhill and Lazard as the parties noted with significant business relationships on pages 106 and 107. As a result of this review, the NYSE does not believe that revenues earned from these relationships have a material impact on the NYSE’s financial statements.

The NYSE reviewed trading volume associated with Goldman Sachs, Greenhill and Lazard. As a result of this review, the NYSE noted either none or negligible trading volume for Greenhill and Lazard in 2004. Trading volume associated with Goldman Sachs in 2004 and 2003 was approximately 10.45% and 11.14%, respectively, of total trading volume.

As a result, in accordance with SOP 94-6, “Disclosure of Certain Significant Risks and Uncertainties,” we have added additional language in Note 5 to the consolidated financial statements to further disclose that we enter into relationships with our listed companies, member firms and specialist firms, including relationships with which we generate approximately 10% of our trading volume.

The NYSE has reviewed other relevant relationships described in FAS 57 and does not believe that it has any other relationships that are related parties in accordance with FAS 57. The NYSE has disclosed its affiliate relationships in Note 5 to its consolidated financial statements.

Permitted Dividends, page 106

4.	Please provide the degree of certainty as to whether the permitted dividend will qualify as a distribution within the meaning of Section 301 of the Internal Revenue Code. Provide a risk factor regarding the uncertainty.

Response: As described on page 109, it is the opinion of Wachtell, Lipton, Rosen & Katz, counsel to the NYSE, that if a permitted dividend is paid by the NYSE, it should qualify as a distribution within the meaning of Section 301 of the Internal Revenue Code, and it is the opinion of Sullivan & Cromwell LLP, counsel to Archipelago, that if a permitted dividend is paid by Archipelago, it should qualify as a distribution within the meaning of Section 301 of the Internal Revenue Code.

Todd K. Schiffman, Esq.

October 24, 2005

It is not possible for either counsel to reach a definitive conclusion regarding the characterization of a permitted dividend for federal income tax purposes because there is a conflict of legal authorities. Some authorities have characterized a pre-merger distribution as additional merger consideration while other authorities have respected the form of such distribution as a dividend. The authorities that counsel believes are more similar to the instant facts respect characterization of a distribution that is made in the form of a dividend and is paid out of the paying corporation’s own funds as a dividend. Based upon such authorities, Wachtell, Lipton, Rosen & Katz, counsel to the NYSE, has concluded that any permitted dividend paid by the NYSE should constitute a distribution within the meaning of Section 301 of the Internal Revenue Code, and Sullivan & Cromwell LLP, counsel to Archipelago, has concluded that any permitted dividend paid by Archipelago should qualify as a distribution within the meaning of Section 301 of the Internal Revenue Code.

As described on pages 13, 24, 109, 110 and 111, the NYSE and Archipelago have jointly filed a private letter ruling request with respect to the Federal income tax consequences of the NYSE mergers and the Archipelago merger with the Internal Revenue Service. As part of the ruling request, the NYSE and Archipelago have requested a ruling confirming that any permitted dividend that may be paid by the NYSE or by Archipelago will be treated as a distribution within the meaning of Section 301 of the Internal Revenue Code. To date, the Internal Revenue Service has not provided any clear indication whether it will issue the requested ruling with respect to the permitted dividend.

In response to the Staff’s comment, the disclosure on page 24 has been revised and a risk factor has been added. Because it is currently not expected that the private letter ruling addressing the Internal Revenue Service’s views with respect to the tax consequences of the permitted dividend will be received prior to the effectiveness of the Registration Statement, the risk factor addresses the uncertainty regarding the treatment of any permitted dividend and the treatment of any cash consideration received in the NYSE corporation merger.

The Mergers, page 107

5.	Delete the first sentence at the bottom of page 107. You must have either a tax opinion or the private letter ruling prior to effectiveness regardless of whether they are conditions to the Merger.

Response: We respectfully note the Staff’s comment. The tax disclosure expressly states that it constitutes the opinion of Wachtell, Lipton, Rosen & Katz, counsel to the NYSE, as to the material U.S. federal income tax consequences of any permitted dividend paid by the NYSE and the NYSE mergers to U.S. holders of NYSE memberships and the opinion of Sullivan & Cromwell LLP, counsel to Archipelago, as to the material U.S. federal income tax consequences of any permitted dividend paid by Archipelago and the Archipelago merger to U.S. holder of Archipelago common stock.

Todd K. Schiffman, Esq.

October 24, 2005

Written opinions confirming that the tax disclosure constitutes the opinion of said legal counsel will be filed prior to effectiveness of the Registration Statement.

Because (i) it is currently not expected that the private letter ruling will be received by the NYSE and by Archipelago prior to effectiveness of the Registration Statement and (ii) the closing condition tax opinions required to be received under the merger agreement in the event that a private letter ruling is not obtained will not be received by the NYSE and by Archipelago until the closing, we respectfully submit that the receipt of the private letter ruling or the receipt of the closing condition tax opinions constitute reasonable factual assumptions underlying the opinions of Wachtell, Lipton, Rosen & Katz and Sullivan & Cromwell LLP set forth in the Registration Statement. This is the case because neither the NYSE nor Archipelago presently intends to waive the receipt of the private letter ruling or the opinion of counsel and, in the event the receipt of such ruling or opinions were to be waived, the NYSE and Archipelago will recirculate the Registration Statement.

The NYSE and Archipelago will file the private letter ruling or the closing condition tax opinions when received as a post-effective amendment to the Registration Statement.

In response to the Staff’s comment, the disclosure on page 111 has been clarified.

No Floor for Consideration, page 120

6.	Please also include this disclosure in the Summary section.

Response: In response to the Staff’s comment, disclosure has been added on pages 1 and 8.

Illustrative Examples..., page 123

7.	In your next filing, provide examples with numbers. In the alternative, provide them on a supplemental basis in your response letter to us.

Response: The NYSE supplementally provides the following examples with numbers, which assume that the standard NYSE consideration for each NYSE membership will be 79,257 shares of NYSE Group common stock and $300,000 in cash. Based on this assumption, the cash election and the stock election will be subject to proration to ensure that the aggregate amount of cash paid ($409,800,000), and the total number of shares of NYSE Group common stock issued (108,264,673 shares), in the mergers to the NYSE members, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all NYSE members received the standard mix of consideration of $300,000 in cash and 79,257 shares of NYSE Group common stock.

Todd K. Schiffman, Esq.

October 24, 2005

Illustrative Examples of the Cash Election and Stock Election

Example A—No Oversubscription. If neither the cash election nor the stock election is oversubscribed, the following table illustrates the consideration that a NYSE member would receive if he or she made the cash election or the stock election depending on the average of the closing prices of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the closing of the mergers:

Average of Closing Prices of Archipelago Common Stock During 10 Consecutive Trading Days Prior to the Mergers	Standard NYSE Consideration	Cash Election	Stock Election

$30.00	• $300,000 in cash • 78,935 shares of NYSE Group common stock	$2,668,045 in cash	88,935 shares of NYSE Group common stock

$40.75 (which is also the closing price of Archipelago common stock on October 21, the latest practicable date prior to the date of this document)	• $300,000 in cash • 79,257 shares of NYSE Group common stock	$3,529,711 in cash	86,619 shares of NYSE Group common stock

$45.00	• $300,000 in cash • 79,342 shares of NYSE Group common stock	$3,870,370 in cash	86,008 shares of NYSE Group common stock

Example B—Oversubscription of Cash Election. The following example illustrates how the proration and allocation procedures would work in the event that there is an oversubscription of the cash election. For purposes of this example, assume the following:

•	there are 1,366 NYSE members;

•	600 NYSE members make the standard election;

•	500 NYSE members make the cash election;

•	the remaining 266 NYSE members make the stock election; and

•	the average of the closing prices of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the completion of the mergers (or the implied closing cash value per share of NYSE Group common stock) is $40.75.

In this example, the cash election consideration, prior to proration and allocation, would be $3,529,711 (which is equal to the sum of $300,000 and $3,229,711 (which is the implied closing cash value of 79,257 shares of NYSE Group common stock based on the implied closing cash value per share of NYSE Group common stock)). As a result, the cash election is oversubscribed because the total cash that would be sought under these elections, without proration or allocation, is $1,944,855,570 (which is equal to the sum of

Todd K. Schiffman, Esq.

October 24, 2005

(1) 600 multiplied by $300,000 and (2) 500 multiplied by $3,529,711). Accordingly, the cash election consideration will be adjusted so that it is equal to:

•	$459,600 in cash (which is equal to the sum of (1) $300,000 and (2) the cash oversubscription amount of 159,600, which equals $300,000 multiplied by 266/500); and

•	75,340 shares of NYSE Group common stock (which is equal to the difference between (1) 79,257 and (2) the quotient obtained by dividing the cash oversubscription amount by $40.75, which is the implied closing cash value per share of NYSE Group common stock).

Example C—Oversubscription of Stock Election. The following example illustrates how the proration and allocation procedures would work in the event that there is an oversubscription of the stock election. For purposes of this example, assume the following:

•	there are 1,366 NYSE members;

•	100 NYSE members make the standard election;

•	1166 NYSE members make the stock election;

•	the remaining 100 NYSE members make the cash election; and

•	the implied closing cash value per share of NYSE Group common stock is $40.75.

In this example, the stock election is oversubscribed because the total cash that would be sought under these elections is $382,971,114 (which is equal to the sum of (1) 100 multiplied by $300,000 and (2) 100 multiplied by $3,529,711. Accordingly, the stock election consideration will be adjusted so that it is equal to:

•	86,054 shares of NYSE Group common stock (which is equal to the sum of (1) 79,257 and (2) the stock oversubscription amount of 6,797, which is the product of 79,257 and 100/1166).

•	$23,009 in cash (which is equal to the difference between (1) $300,000 and (2) the product of the stock oversubscription amount and the implied closing cash value per share of NYSE Group common stock).

Todd K. Schiffman, Esq.

October 24, 2005

Unaudited Pro Forma Condensed Combined Financial Data For NYSE Group, page 250

8.	Please revise to include disclosures about exclusion of the PCX and Wave Securities transactions and the reason for the exclusion in the headnote to the unaudited pro forma financial data section.

Response: The unaudited pro forma condensed combined financial data and related disclosure has been revised to include the pro forma results for PCX Holdings. In response to the Staff’s comment, the disclosure on pages 266 and 270 has been revised to include disclosure about the exclusion of the Wave Securities transaction and the reason for the exclusion.

NYSE Financial Statements

Note 10 — Litigation and Other Matters, page F-18

9.	Refer to prior comment number 74 and revise to list the compensation amounts paid to date to the former chairman, the amounts that you believe should be repaid by the former chairman, the range of possible damages claimed by the former chairman, and the amounts currently accrued and due to the former chairman. Please discuss the timing of the payments in your disclosures.

Response: In response to the Staff’s comment, the disclosure on pages 183, F-18 and F-39 have been revised to provide the requested disclosure. Specifically, the disclosure has been revised to include the compensation amounts paid to Mr. Grasso when he was chairman of the NYSE board of directors. The Staff is supplementally advised that the New York Attorney General’s Office, not the NYSE, is the plaintiff in the case against Mr. Grasso relating to his compensation. Accordingly, the New York Attorney General’s Office, not the NYSE, has the right to set the amount of compensation sought to be repaid by Mr. Grasso. To the knowledge of the NYSE, the New York Attorney General’s Office has not yet added an amount to its complaint against Mr. Grasso.

In response to the Staff’s comment, the disclosure on pages 184, F-19 and F-39 have been revised to clarify that Mr. Grasso has not yet claimed with specificity the amount of damages that he seeks in the litigation (although, in his pleadings, he seeks at least $50 million in damages).

In response to the Staff’s comment, the disclosure on pages 184, F-19 and F-40 have been revised to clarify that the total amount of excessive compensation and benefits actually received by Mr. Grasso was in the range of approximately $113 million to $125 million. The specific amount of compensation and benefits that should be repaid by Mr. Grasso will be the subject of expert testimony and other disclosures during the expert discovery phase of the litigation.

As stated in Note 10, at December 31, 2003, the NYSE accrued compensation expense amounting to $36 million relating to Mr. Grasso; that figure remains current.

Todd K. Schiffman, Esq.

October 24, 2005

COMMENTS OF THE DIVISION OF MARKET REGULATION

General

1.	Archipelago Holdings, Inc. (“Archipelago”) has reported that it consummated the acquisition of PCX Holdings, Inc. (“PCX Holdings”) on September 26, 2005. Please revise the Registration Statement as necessary to reflect the consummation of this acquisition, including but not limited to, references to the acquisition as “proposed.”

Response: In response to the Staff’s comment, the disclosure throughout Amendment No. 2 has been revised.

2.	Throughout the Registration Statement, you describe certain rights of Archipelago stockholders before and after the mergers. Please revise these statements as necessary to reflect accurately the content of the current certificate of incorporation and bylaws of Archipelago. For example:

•	Please revise the second paragraph in the section entitled “Comparison of Rights Prior to and After the Mergers – Archipelago Stockholders – Amendments to Certificate of Incorporation” on page 272 to conform to the certificate of incorporation, which, with respect to this matter, does not refer to the “repeal” of any provision of the certificate of incorporation.

•	Please revise the third paragraph of the section entitled “Comparison of Rights Prior to and After the Mergers – Archipelago Stockholders – Amendments to Bylaws / Constitution” on page 274 to conform to the bylaws, which, with respect to this matter, do not refer to the “repeal” of the bylaws.

Response: In response to the Staff’s comment, the disclosure on pages 286 and 292 has been revised.

Archipelago Holdings, Inc. Notice of Special Meetings of Stockholders

3.	The last sentence of the first paragraph below item “2” references the voting limitations contained in the Archipelago certificate of incorporation “and, as applicable, the PCX Holdings certificate of incorporation (as proposed to be amended in connection with the acquisition of PCX Holdings by Archipelago).” Please explain supplementally why the voting limitations set forth in the PCX Holdings certificate of incorporation are relevant. We note that there are similar references to such voting limitations on page 3, “How do I vote?” and page 7, “Certain Voting Limitations.”

Response: Archipelago supplementally informs the Staff as follows: Article Nine of the PCX Holdings certificate of incorporation imposes certain ownership and voting limitations with respect to the capital stock of PCX Holdings. These limitations apply to both direct and indirect ownership of the capital stock of PCX Holdings. Following the

Todd K. Schiffman, Esq.

October 24, 2005

completion of its acquisition of PCX Holdings, Archipelago owns all of the capital stock of PCX Holdings. Shareholders that are deemed to be related persons of Archipelago under the PCX Holdings certificate of incorporation may be deemed, by virtue of this relationship, to own the capital stock of PCX Holdings owned by Archipelago. Consequently, the ownership and voting limitations in the PCX Holdings certificate of incorporation may impose a set of restrictions on the ownership and voting of Archipelago shares by Archipelago stockholders. These limitations would be separate from and in addition to the ownership and voting limitations in the Archipelago certificate of incorporation. For example, the PCX Holdings certificate of incorporation uses a different definition for the term “related person” than the Archipelago certificate of incorporation.

Selected Historical and Pro Forma Financial Data – Selected Historical Financial Data of NYSE – page 17

4.	Footnote 1 includes references to an “SEC activity remittance” and “SEC activity assessment fees.” Please revise the references in this footnote and throughout the Registration Statement to reflect that (1) pursuant to NYSE rule, the fees paid by NYSE member organizations to the NYSE are “activity assessment fees” (deleting the reference to the SEC), and (2) the fees paid by the NYSE to the Commission are “Section 31 fees.” This will accurately reflect what the NYSE is required to pay to the Commission pursuant to Rule 31 under the Securities Exchange Act of 1934 (“Act”). Please also revise the statement that the NYSE pays the full amount of these activity assessment fees to the SEC, because although the activity assessment fees may be designed to equal the Section 31 fees, these two fees may not be the same.

Response: In response to the Staff’s comment, we have revised the disclosure throughout Amendment No. 2 so that fees paid by NYSE member organizations to the NYSE are referred to as “activity assessment fees,” and fees paid by the NYSE to the Commission are referred to as “Section 31 fees.”

Risk Factors – Risks Relating to the Mergers – There are significant risks and uncertainties associated with Archipelago’s acquisition of PCX Holdings – pages 28-29

5.	In the second sentence of the first full paragraph on page 29, you note that PCX Holdings and PCX Equities serve as Archipelago’s regulator. Please revise this sentence to reflect that PCX Holdings is not a regulator. The foregoing comment is in addition to any revisions to be made related to our comment 1.

Response: In response to the Staff’s comment, the disclosure on page 29 has been revised.

Todd K. Schiffman, Esq.

October 24, 2005

Risk Factors – Risks Relating to the Mergers – There are significant risks and uncertainties associated with Archipelago’s intended divestiture of Wave Securities – page 29

6.	Please revise the first paragraph of this risk factor to reflect that Archipelago undertook to divest Wave Securities as part of a proposed rule change filed by the Pacific Exchange, Inc. (“Pacific Exchange”) with the Commission, rather than an undertaking “entered into with the SEC.” The foregoing comment is in addition to any revisions to be made related to our comment 1.

Response: In response to the Staff’s comment, the disclosure on pages 29 and 30 has been revised.

Risk Factors – Risks Relating to NYSE Group’s Business – Regulation NMS, and changes in Regulation NMS, may adversely affect NYSE Group’s businesses – page 33

7.	In the second paragraph, you refer to a cap on the “transaction fees” in the first sentence and to a cap on “access fees” in the last sentence. Please revise your references to these capped fees to be consistent with Rule 610 of Regulation NMS.

Response: In response to the Staff’s comment, the disclosure on page 33 has been revised.

Risk Factors – Risks Relating to NYSE Group’s Business – The Pacific Exchange’s proposal to trade and quote options in penny increments may be denied by the SEC – page 35

8.	Please revise the description in italics and the discussion to reflect that the Pacific Exchange has not filed a proposal to trade and quote options in penny increments. Also, please revise the discussion to reflect that under Rule 612 of Regulation NMS, sub-penny increments may only be used if the quote, order, or indication for the stock is priced less than $1.00 per share.

Response: In response to the Staff’s comment, the disclosure on page 35 has been revised.

The Special Meeting of Archipelago Stockholders – Ownership and Voting Limitations Imposed by the PCX Holdings Certificate of Incorporation – page 53

9.	In the last bullet point, the parenthetical refers to a “natural person.” Please revise this parenthetical to reflect that under the rules of PCX Equities, Inc., an equity trading permit may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Act.

Response: In response to the Staff’s comment, the disclosure on page 54 has been revised.

Todd K. Schiffman, Esq.

October 24, 2005

Support and Lock-Up Agreements – Agreement to Vote with Respect to Archipelago Common Stock – page 139

10.	Certain of Archipelago’s largest shareholders have entered into support and lock-up agreements in which these shareholders agree to vote all of their shares in favor of the mergers and against any other acquisition proposals and certain other actions. The NYSE is a party to each support and lock-up agreement. We note that Archipelago’s certificate of incorporation contains voting limitations with respect to Archipelago’s stock, and that Archipelago’s board of directors and the Commission must approve any person to exceed these voting limitations. These voting limitations require that a person aggregate its interests with those of its “Related Persons,” which is defined in the current Archipelago certificate of incorporation to include “any other Person with which such Person has an agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the stock of [Archipelago].” Please explain supplementally whether the support and lock-up agreements cause or would cause the NYSE, together with its Related Persons, to violate the voting limitations contained in Archipelago’s certificate of incorporation, and if so, when the board of directors intends to consider whether to grant a waiver to permit the NYSE to exceed the voting limits. In addition, please explain the impact on the proposed merger if either the board of directors or the Commission does not approve the waiver.

Response: We supplementally advise the Staff that it is the NYSE’s view that the support and lock-up agreements do not cause the NYSE to violate the existing voting limitations contained in the Archipelago certificate of incorporation. In the support and lock-up agreements, certain major Archipelago stockholders agreed to vote to approve the merger (and to vote against various other actions that might impede the merger) in order to induce the NYSE to enter into the merger agreement with Archipelago. The support and lock-up agreements do not provide the NYSE with a proxy over the Archipelago common stock, and do not provide the NYSE with the right to vote the shares in the election of directors or other general corporate matters. Accordingly, it is the NYSE’s and Archipelago’s position that the Archipelago stockholders who signed the support and lock-up agreements are not “Related Persons” of the NYSE under the Archipelago certificate of incorporation because they have not agreed to “act together” with the NYSE for the purpose of “acquiring, voting, holding or disposing of shares of stock of [Archipelago].”

Despite this position, the NYSE has sent a notice to the Archipelago board of directors seeking a waiver of the voting limitations set forth in the Archipelago certificate of

Todd K. Schiffman, Esq.

October 24, 2005

incorporation to the extent that such voting limitations might prohibit the parties to the support and lock-up agreements from voting their shares of Archipelago common stock as contemplated by such agreements. On October 20, 2005, the Archipelago board of directors approved a resolution granting this waiver, and plans to submit this resolution to the SEC for approval. The Staff is supplementally advised that the NYSE has not yet determined what action it will take if the Archipelago resolution is not approved by the SEC prior to the special meeting of the Archipelago stockholders to approve the mergers.

Directors and Management of NYSE Group After the Mergers – Management of NYSE Group – page 146

11.	In light of your clarification that Richard G. Ketchum will not be an officer or employee of NYSE Group, please revise the table to delete Mr. Ketchum from this list.

Response: In response to the Staff’s comment, the reference to Mr. Ketchum was removed from the tables beginning on page 152 and was added to a separate table on page 158 to avoid confusion regarding his role.

Industry – U.S. Equities Market – Trading in NYSE-Listed Securities – page 151

12.	In the first sentence of the first paragraph in this section, you state that the Nasdaq Stock Market at present “reports executions in listed securities effected off of exchanges, as well as activity on the SuperMontageSM, Nasdaq Market Center and Brut, LLC.” Please revise this statement to reflect that Nasdaq Market Center replaced SuperMontageSM (i.e., SuperMontageSM no longer exists).

Response: In response to the Staff’s comment, the disclosure on page 161 has been revised to delete the reference to SuperMontageSM.

Industry – U.S. Equities Market – Regulation NMS – page 153

13.	Please revise to change “passed” to “adopted” in the first sentence.

Response: In response to the Staff’s comment, the disclosure on page 163 has been revised.

Industry – U.S Options Markets – page 153

14.	Please revise the second sentence of the fourth paragraph to reference the specific national market system plan that relates to options to which you are referring, because there are multiple national market system plans.

Response: In response to the Staff’s comment, the disclosure on page 163 has been revised so that it refers to the “Options Intermarket Linkage Plan.”

Todd K. Schiffman, Esq.

October 24, 2005

Information About the NYSE – Market Data Business – Consolidated Data Services – page 162

15.	The first sentence of the second full paragraph on this page incorrectly explains the terms and scope of the plans and the securities to which the plans relate. Please revise accordingly.

Response: In response to the Staff’s comment, the disclosure on page 173 has been revised.

NYSE Management’s Discussion and Analysis of Financial Condition and Results of Operations – Business Environment – Regulatory Developments: Regulation NMS – pages 187-188

16.	In the third sentence of the first paragraph, you refer to the wrong date. Please revise to reflect that Regulation NMS was adopted by the SEC in April 2005 and delete the reference to June 2005. Please make a corresponding change on page 244.

Response: In response to the Staff’s comment, the disclosure on pages 199 and 259 has been revised.

17.	In the seventh sentence of the first paragraph, you incorrectly summarize the requirements for a protected bid or offer. Please revise this sentence to be consistent with the definition of “protected bid or protected offer” in Rule 600(b)(57) of Regulation NMS (i.e., a quotation in an NMS stock that: (i) is displayed by an automated trading center; (ii) is disseminated pursuant to an effective national market system plan; and (iii) is an automated quotation that is the best bid or offer of (x) a national securities exchange, (y) the Nasdaq Stock Market, Inc., or (z) a national securities association other than the Nasdaq Stock Market, Inc).

Response: In response to the Staff’s comment, the disclosure on pages 200 and 260 has been revised.

NYSE Management’s Discussion and Analysis of Financial Condition and Results of Operation – Sources of Revenues – Activity Assessment Fee – page 191

18.	Please revise the first sentence of the second paragraph to reflect that the Commission adopted one rule, Rule 31 under the Act, rather than more than one rule. Please refer to comment 23 of the comments we provided to you on August 19, 2005 (“Prior Comments”).

Response: In response to the Staff’s comment, the disclosure on pages 203 and F-9 has been revised.

Todd K. Schiffman, Esq.

October 24, 2005

Information about NYSE Group – Competition – page 232

19.	Please revise the first paragraph on this page to reflect recent developments and to be consistent with page 31 in the Registration Statement.

Response: In response to the Staff’s comment, the disclosure on page 247 has been revised.

Information about NYSE Group – Strategy – page 234

20.	With respect to the first bullet, Strengthen Core Market in Cash Equity Trading, we note your response to comment 28 in the Prior Comments, in which you state you have not engaged in specific or meaningful joint discussions as to whether or how Archipelago and NYSE will link their trading platforms (emphasis added). In the Registration Statement you state that the NYSE Group and ArcaEx have not decided in detail how the NYSE Group and ArcaEx trading platforms will be integrated (emphasis added), which implies that you have decided that they will be integrated in some fashion. Please revise the statement in the Registration Statement to be consistent with the information provided supplementally or revise your supplemental disclosure.

Response: In response to the Staff’s comment, the disclosure on page 249 has been revised to state that “the NYSE and Archipelago have not decided in detail the extent to which the NYSE and ArcaEx trading platforms will be integrated after the mergers.” NYSE Group revises its previous response to comment 28 in the Prior Comments accordingly.

Information about NYSE Group – New York Stock Exchange Membership – page 237

21.	This section refers to the “New York Stock Exchange self regulatory organization.” However, this phrase does not occur previously in the Registration Statement. Please revise to specify the defined entity described supra in the Registration Statement (i.e., New York Stock Exchange LLC).

Response: In response to the Staff’s comment, the disclosure on page 252 has been revised.

Description of NYSE Group Capital Stock – Ownership and Voting Limits on NYSE Group Capital Stock – page 259

22.	In the parenthetical in the first full paragraph on page 259, please revise to note that the resolution must be “filed with and approved by the SEC....”

Response: In response to the Staff’s comment, the disclosure on page 275 has been revised.

Todd K. Schiffman, Esq.

October 24, 2005

Comparison of Rights Prior to and After the Mergers – Archipelago Stockholders – Limitations on Ownership Concentration – page 267

23.	Please revise to address the rules of the Pacific Exchange recently approved by the Commission that relate to ownership and voting restrictions on OTP Holders and OTP Firms. See Securities Exchange Act Release No. 52497 (September 22, 2005), 70 FR 56949 (September 29, 2005).

Response: In response to the Staff’s comment, the disclosure on pages 284, 285 and 286 has been revised.

Todd K. Schiffman, Esq.

October 24, 2005

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Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1327 or my colleague David Lam at (212) 403-1394 with any questions regarding this matter.

Very truly yours,

/S/ DAVID C. KARP
David C. Karp

Enclosures

cc:	Isa Farhat, Esq.
Donald Walker, Esq.
Timothy Geishecker, Esq.
Securities and Exchange Commission

John A. Thain
Richard P. Bernard, Esq.
Kevin J.P. O’Hara, Esq.
NYSE Group, Inc.

John Evangelakos, Esq.
Catherine M. Clarkin, Esq.
Sullivan & Cromwell LLP

David K. Lam, Esq.
Wachtell, Lipton, Rosen & Katz